OFFERING CIRCULAR SUPPLEMENT UNDER RULE 253(g)(2) NO. 1

(SUPPLEMENTING OFFERING CIRCULAR QUALIFIED SEPTEMBER 11, 2023)

March 25, 2024

For

Starpax Biopharma Inc.

A Canadian Corporation

6615 ABRAMS STREET

MONTREAL, Quebec, Canada, H4S1V9

Supplementary Disclosure

This is a supplement to the Offering Circular filed August 15, 2023 (qualified September 11, 2023). This document should be read in conjunction with theOffering Circular.

The purpose of this supplement is to inform the Commission and Investors that the Company has changed its transfer agent for the Offering to V Stock Transfer, LLC. Furthermore, the Company is no longer using an Escrow Agent for this Offering.